

Lee Cooper

Proprietor at Hopsters LLC

Greater Boston Area

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 **Hopster's**

Suffolk University

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417 connections

Hopsters is a fun & creative place to host your next company event or team building meeting. Only establishment of its kind on the East Coast.

Hopsters Brewery, Bar & Restaurant

Experience



Owner

Hopster's

Apr 2013 – Present · 5 yrs 7 mos
Newton, MA
Looking for a fun creative place in Boston to host your next corporate event? Proprietor of the only community brewery, bar and restaurant of its kind on the East Coast.

www.hopsters.net



Senior Training Consultant - Organizational Effectiveness & Development

Ameriprise Financial Services, Inc.

Oct 2011 – Jun 2012 · 9 mos
Boston
Support the leadership and organizational development needs of Columbia Management Asset Management Business within Ameriprise Financial.
Taught, designed & program manager for the organizations Leadership Development Programs Rolled out several workshops collaborating with HRBP's and senior leaders to devel... See more

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Self Employed Leadership Development Consultant

Liberty Mutual Insurance

Jul 2011 – Nov 2011 · 5 mos
Responsible for processes and programs to identify, develop, and deploy high-potential executive-level talent. This includes, but is not limited to, implementing and evaluating succession planning and leadership development programs aimed at the senior manager & executive population.

 **Self Employed On Boarding Consultant**

Reebok

Apr 2011 – Jun 2011 · 3 mos











HANCOCK FINANCIA L SERVICES

Leadership Development Consultant

JOHN HANCOCK FINANCIAL SERVICES

Jan 2007 – Feb 2011 · 4 yrs 2 mos

Taught, designed & program manger for the organizations Leadership Development Program, a 9 module program with aprox. 200 participants a year, the program was proven to increase managers on the job performance and effectiveness as performance and career development coaches.... See more

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Education

Suffolk University

Suffolk University

MS, Adult & Organizational Learning

2002 – 2003

University of Greenwich

University of Greenwich

B.A. Business Administration, Human Resource Management

1992 – 1994

Skills & Endorsements

Performance Management · 9

Endorsed by **2 of Lee's colleagues at Hopsters**

Employee Engagement · 7

Endorsed by **2 of Lee's colleagues at Hopsters**

Instructional Design · 5

Endorsed by **2 of Lee's colleagues at Hopsters**

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Recommendations

Received (1) Given (1)

Mike O' Connor

Mike O'Connor
Investment Operations Director at MassMutual
February 15, 2011, Mike worked with Lee in different groups

Lee Cooper was my key contact providing my department with an array of learning solutions that positively impacted our performance.

Lee performed a needs analysis helping us identify our learning options, including brokering resources with other departments at JH. One of my managers attended Lee's leadership development program and she found it very effective. Lee's program helped her build skills to effectively influence and coach her direct reports. Overall I found Lee's ability and commitment to consult with me, finding innovative solutions that positively impacted my department, to be invaluable.

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